Dreyfus Founders Funds, Inc.
File No. 811-1018
Form N-SAR Item 77.M.

Mergers

On February 22, 2002, Dreyfus Founders Focus Fund ("Focus"), a series of Dreyfus Founders Funds, Inc., was merged into Dreyfus Founders Growth Fund ("Growth"), also a series of Dreyfus Founders Funds, Inc., with Growth being the surviving Fund. In connection with this merger, Growth acquired all of the assets, subject to the liabilities, of Focus in exchange for Growth Class A, Class B, Class C, Class F, Class R and Class T shares and the assumption by Growth of Focus's stated liabilities. The Growth shares received by Focus were distributed pro rata to the Focus shareholders in the corresponding Focus share classes in liquidation of Focus, after which Focus ceased operations. This merger was approved by the Board of Directors of Dreyfus Founders Funds, Inc. and by the shareholders of Focus.